TRADESTATION SECURITIES, INC.

Statement of Financial Condition

March 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed pursuant to Rule 17a-5(e)(3)

Under the Securities Exchange Act of 1934 and

CFTC Regulation 1.10(g)

As a Public Document

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-48711

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/23 (MM/DD/YY) AND ENDING 03/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TradeStation Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8050 SW 10th Street, Suite 2000
(No. and Street)

Plantation	FL	33324
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Rojek	(312) 471-4750	JRojek@tradestation.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

78 SW 7th Street, Suite 1200	Miami	FL	33130
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Rojek _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TradeStation Securities, Inc. _____, as of 3/31 _____, 2 024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



LOREN LOPEZ
Notary Public - State of Florida
Commission # HH 152568
My Comm. Expires Nov 4, 2025
Bonded through National Notary Assn.

Signature: _James Rojek_

Title: CFO / FINOP

Notary Public   May 24, 2024

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TRADESTATION SECURITIES, INC.

Statement of Financial Condition

March 31, 2024

Table of Contents



KPMG LLP
Brickell City Centre, Suite 1200
78 SW 7 Street
Miami, FL 33130

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors
TradeStation Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TradeStation Securities, Inc. (the Company) as of March 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2011.

Miami, Florida
May 24, 2024

TRADESTATION SECURITIES, INC.

Statement of Financial Condition
March 31, 2024
(In thousands, except share data)

Assets		
Cash and cash equivalents	$	88,818
Cash and investments segregated in compliance with federal regulations		2,306,786
Receivables from brokers, dealers, clearing organizations, and clearing agents		83,224
Receivables from brokerage customers, net (allowance for doubtful accounts of $349)		204,188
Securities borrowed		316,250
Property and equipment, net		392
Deferred tax asset, net		1,393
Other assets		22,327
Due from affiliated companies		328
Total assets	$	3,023,706
Liabilities and shareholder's equity		
Liabilities:		
Payables to brokers, dealers, clearing organizations, and clearing agents	$	3,330
Payables to brokerage customers		2,443,625
Securities loaned		292,113
Accounts payable and accrued liabilities		27,991
Due to affiliated companies		10,083
Total liabilities		2,777,142
Shareholder's equity:		
Common stock, $1.00 par value; 1,000 shares authorized; 100 issued and outstanding		-
Additional paid-in capital		30,334
Retained earnings		216,230
Total shareholder's equity		246,564
Total liabilities and shareholder's equity	$	3,023,706

See accompanying notes to statement of financial condition.

TRADESTATION SECURITIES, INC.

Notes to Statement of Financial Condition

March 31, 2024

(1)   Description of Business

TradeStation Securities, Inc. (the "Company" or "TradeStation Securities") is a wholly owned subsidiary of TradeStation Group, Inc. (the "Parent Company"). The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the National Futures Association ("NFA") and is registered with the Commodity Futures Trading Commission ("CFTC") as a Futures Commission Merchant ("FCM").

The Company executes and clears the vast majority of its customers' securities and commodities transactions. Accordingly, the Company carries accounts for customers and is subject to the requirements of Rule 15c3-3 Customer Protection – Reserves and Custody of Securities of the Securities Exchange Act ("SEA") pertaining to the possession or control of customer-owned assets and reserve requirements. The Company also carries customer commodities accounts and is subject to the requirements of Regulation 1.20 Futures customer funds to be segregated and separately accounted for and Regulation 30.7 Treatment of foreign futures or foreign options secured amount of the Commodity Exchange Act ("CEA"). The Company is also subject to the requirements of Rule 15c3-1 under the Securities Exchange Act ("SEA") and the CFTC's minimum financial requirements (Regulations 1.17 and 5.7).

The Parent Company is a wholly owned subsidiary of Monex Group, Inc. (Monex), headquartered in Minato-ku, Tokyo and listed on Section One of the Tokyo Stock Exchange. Monex, principally through its main subsidiary, Monex Inc., provides a variety of financial services to individual investors, including securities brokerage, merger and acquisition advisory, debt and equity underwriting, asset management, investment education, and other investment banking functions.

(2)   Summary of Significant Accounting Policies

The following is a summary of significant accounting policies adhered to in the preparation of the statement of financial condition:

Use of Estimates

The statement of financial condition has been prepared in conformity with generally accepted accounting principles in the United States ("GAAP"), which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying statement of financial condition and the related disclosures. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks with an original maturity of three months or less that are not segregated for regulatory purposes.

The Company had cash balances in excess of the Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation insurance limits at March 31, 2024. However, the Company places its cash and cash equivalents with high credit quality financial institutions and has not experienced any losses in the cash accounts and does not believe the Company is exposed to any significant credit risk on cash and cash equivalents.

TRADESTATION SECURITIES, INC.

Notes to Statement of Financial Condition

March 31, 2024

Cash and Investments Segregated in Compliance with Federal Regulations

The Company is obligated by rules mandated by two of its primary regulators, the SEC and the CFTC, to set aside cash or qualified securities to satisfy regulations promulgated to protect customer assets. Cash and investments segregated in compliance with federal regulations of $2.31 billion consists of $1.74 billion in cash and $571.4 million in United States Treasury securities (U.S. Treasuries). As of March 31, 2024, amounts segregated in special reserve accounts consist of $1.35 billion at Sumitomo Mitsui Banking Corporation, $448 million at BMO Bank, N.A., $279.3 million at JPMorgan Chase Bank, N.A., $218 million at CME Group Inc. and ICE Clear U.S., collectively, and $10.7 million at Wedbush Securities, Inc. Of the total segregated amount of $2.31 billion, $1.42 billion is segregated in accordance with Rule 15c3-3 and $883.1 million is segregated in accordance with CFTC requirements. On April 1, 2024, cash and investments segregated in compliance with federal regulations decreased by approximately $17.5 million as a result of transfers to cash and cash equivalents related to the 15c3-3 calculations as of March 31, 2024.

Receivables from and Payables to Brokers, Dealers, Clearing Organizations, and Clearing Agents

Receivables from brokers, dealers, clearing organizations, and clearing agents consist primarily of deposits with the Company's clearing organizations, accruals related to payments for order flow, securities lending revenues and amounts receivable for securities not delivered by the Company to the purchaser by the settlement date ("fails to deliver").

Payables to brokers, dealers, clearing organizations, and clearing agents include amounts from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, clearing and exchange fees, and amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive").

Securities owned by equities and futures customers, including those that collateralize margin loans or similar transactions, are not included in the Company's statement of financial condition.

Securities Borrowed and Loaned

Included in securities borrowed are securities borrowed from broker-dealers and securities borrowed in connection to the fully paid lending program ("FPL"), which allows customers to earn income on certain securities when they permit the Company to lend these securities.

Securities borrowed from broker-dealers require the Company to deliver cash to the lender in exchange for securities, and the Company receives cash as collateral for securities loaned transactions. Securities borrowed from broker-dealers and securities loaned transactions are recorded at the amount of cash collateral advanced or received, respectively. Securities borrowed in connection with the FPL program are recorded at the amount of cash collateral on deposit as of March 31, 2024.

Receivables from Brokerage Customers, net and Payables to Brokerage Customers

The Company's receivables from brokerage customers, net consist primarily of margin loans to securities brokerage customers. The Company enters into margin lending arrangements which allow customers to borrow against the value of their qualifying securities. Margin loans are collateralized by securities and cash in the customer's account and collateral is required to be maintained at specified minimum levels at all times. The Company monitors margin levels and requires clients to provide additional collateral, or reduce margin positions, to meet the minimum collateral requirements, if the fair value of the collateral changes. Customer securities collateralizing margin loans are not reflected in the Company's statement of financial condition. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans. An allowance for credit losses on unsecured or partially secured receivables from brokerage clients is estimated based on the aging of those receivables. Unsecured balances due to confirmed fraud are reserved immediately. The allowance for credit losses for receivables from brokerage customers was immaterial for the period presented.

Payables to brokerage customers primarily consist of client cash held in brokerage accounts and is carried at the amount of client cash on deposit. Payables to brokerage customers also include futures customers' equity on open trades. During the year ended March 31, 2024, neither the Company nor its commodities customers engaged in cleared swaps transactions under section 4d(f) of the Commodity Exchange Act.

Current Expected Credit Losses

The Company follows Accounting Standards Codification ("ASC") *326 – Financial Instruments – Credit Losses*. For on-balance sheet assets in scope, an allowance must be recognized at the origination or purchase of the assets and represents the expected credit losses over the contractual life of those assets. Expected credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit. We have assessed the impact and deemed that no additional allowance, other than the allowance for credit losses for receivables from brokerage customers, is necessary.

Property and Equipment, net

Property and equipment are stated at cost, less accumulated depreciation. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which are as follows:

Computers and software	3 – 5
Furniture and equipment	3 – 7
Leasehold improvements	Lesser of useful life or lease term

Expenditures related to repairs and maintenance are expensed as incurred. Upon the sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the statement of financial condition and any resulting gain or loss is recognized.

Exchange Memberships

Exchange memberships are recorded at cost and are evaluated for impairment as circumstances may warrant (see *Impairment of Long-Lived Assets*). The Company's shares of ICE common stock are carried at fair value based on the closing stock price of ICE. As of March 31, 2024, the shares were valued at $2.2 million. The Company's exchange memberships and ICE shares are included within other assets in the accompanying statement of financial condition.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets, including property and equipment, net and exchange memberships recorded at cost, for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses are recognized if the carrying amount exceeds the sum of the undiscounted cash flows estimated to be generated by those assets. The amount of impairment loss is calculated as the amount by which the carrying value exceeds fair value. No impairment occurred during the year ended March 31, 2024.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In accordance with the fair value hierarchy, three levels of inputs may be used to measure fair value:

- *Level 1* – inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- *Level 2* – inputs are quoted prices for similar assets in an active market, quoted prices in markets that are not considered active or financial instruments for which inputs are observable, either directly or indirectly.

- *Level 3* – inputs are prices or valuations that are significant to the fair value measurement and are unobservable.

The Company applies valuation techniques consistent with the market approach for assets measured at fair value on a recurring basis. A quoted price in an active market provides the most reliable evidence of fair value and is generally used by the Company to measure fair value whenever available.

Leases

The Company records leases in accordance with Accounting Standards Codification Topic 842 – Leases, requiring the recognition of right-of-use ("ROU") assets and lease liabilities on the balance sheet. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease.

The Company has lease agreements with lease and non-lease components. The Company has elected the practical expedient to account for the lease and non-lease components as a single lease component. As the rates implicit in the leases are not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Lease terms may include periods covered by options to extend when it is reasonably certain that the Company will exercise those options. The Company's lease agreements do not contain any residual value guarantees or restrictive covenants.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for periods in which the differences are expected to reverse. The effect of changes in tax rates on deferred tax assets and liabilities are recognized in income in the period that includes the enactment date. A valuation allowance is established for deferred tax assets when management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company's results are included in the consolidated federal and state income tax returns of the Parent Company. As required, the Company records any income tax expense and liability based upon its operations on a stand-alone basis, even though the Company is part of the consolidated income tax returns. Federal and state income taxes are computed, under a tax sharing agreement with the Parent Company, based on the separate return method. As a result of the inclusion in consolidated filings, the income taxes payable are reported in accounts payable and accrued liabilities on the statement of financial condition and are periodically settled through cash transfers to the Parent Company.

Staff Accounting Bulletin No. 121

During the year, the Company had an affiliate that conducted crypto assets brokerage business (the "Crypto Assets Broker"), which was also a wholly owned subsidiary of the Parent Company. On February 22, 2024, the Crypto Asset Broker disabled all services to its customers and, promptly following that date, all customer cryptocurrency balances were liquidated into U.S. dollars and the proceeds were transferred into customers' equities accounts with the Company. As a result of those liquidations, as of February 29, 2024, the Crypto Assets Broker had no customer assets under custody, and therefore, Staff Accounting Bullet No. 121 no longer had an impact on the statement of financial condition of the Company.

(3)   Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Clearing Agents

Receivables from brokers, dealers and clearing organizations consist of the following as of March 31, 2024 (in thousands):

Deposits with clearing organizations	$	76,475
Receivables from order flow		4,914
Receivables from clearing organizations		493
Fails to deliver to broker-dealers		1
Other		1,341
Total receivables from brokers, dealers, clearing organizations and clearing agents	$	83,224

As a self-clearing broker-dealer and FCM, the Company is subject to clearing organization and other cash deposit requirements which are, and may continue to be, large in relation to the Company's total liquid assets. The balances may fluctuate significantly from time to time based upon the nature and size of the Company's customers' trading activity.

As of March 31, 2024, the Company had cash deposits and U.S. Treasuries with clearing organizations totaling $49.9 million and $26.6 million, respectively, for the clearing of stock trades, standardized equity option trades and futures trades.

Payables to brokers, dealers, and clearing organizations consist of the following as of March 31, 2024 (in thousands):

Payables to clearing organizations	$	3,329
Fail to receive from broker-dealers		1
Total payables to brokers, dealers, and clearing organizations	$	3,330

(4)   Receivables from Brokerage Customers, net

As of March 31, 2024, the Company had receivables from brokerage customers, net of $204.2 million.

Customers with margin loans have agreed to allow the Company to repledge or sell collateralized securities in accordance with federal regulations. As of March 31, 2024, the fair value of the collateral that the Company was permitted to repledge was $284.2 million, of which $8.7 million has been repledged to other broker-dealers in connection with securities lending agreements and to effectuate customer short sales.

(5) Property and Equipment, Net

Property and equipment, net, consist of the following as of March 31, 2024 (in thousands):

Computers and software	$	4,531
Furniture and equipment		249
Leasehold improvements		315
Construction-in-progress		54
Total property and equipment		5,149
Accumulated depreciation		(4,757)
Total property and equipment, net	$	392

(6) Related Party Transactions

The Company has a License and Support Agreement (the Agreement) with TradeStation Technologies, Inc. (TTI), a wholly owned subsidiary of the Parent Company. The terms of the Agreement require the Company to pay for the licensing of *TradeStation* plus support and other services. *TradeStation* is an electronic trading platform that enables customers to design, test and monitor their own custom trading strategies and then automate them with electronic order placement. The Company is charged a monthly licensing fee for each customer using *TradeStation*. The Agreement also requires the Company to pay for certain communication costs.

The Company has an expense-sharing agreement with the Parent Company, TTI, TradeStation Crypto Inc. (TCI) and TradeStation International Limited (TSIL). TCI and TSIL are wholly owned subsidiaries of the Parent Company. The expense-sharing agreement requires the allocation among the parties of all costs and expenses paid by any member of the group from which other parties benefit. Based on the expense-sharing agreement, the Company is required to pay monthly fees for administrative services. In relation to the expense-sharing agreement, the Company was allocated marketing costs paid for by TTI and the Company allocated brand-level and shared marketing expenses to TCI.

The Company has agreements with Monex, Inc. and Boom Securities Limited, two wholly owned subsidiaries of Monex, whereas the affiliates have omnibus accounts with the Company for the purpose of providing their customers' access to the U.S. equities market. The Company provides clearing and settlement services and charges commissions. Included in payables to brokerage customers, as reported in the statement of financial condition, is $81.8M and $1.9M for Monex, Inc. and Boom Securities Limited, respectively.

The Company also has a third-party introduction agreement with TSIL, which is authorized by the United Kingdom Financial Conduct Authority (FCA) to introduce certain international brokerage customers to the Company.

The Parent Company has an operating lease agreement, expiring in May 2032, for its corporate headquarters in Plantation, Florida. The Company is allocated a portion of the cost of this lease, based on headcount and dedicated time.

On January 25, 2017, the Company and its Parent Company entered into a revolving credit facility agreement. Under the credit facility, the Company can borrow up to $80 million for liquidity or working capital needs. During the year ended March 31, 2024, the Company did not utilize the credit facility. This revolving credit facility is supported by revolving credit facilities the Parent Company maintains with unaffiliated banks and Monex Finance Corporation, an affiliate.

The amount due to affiliated companies represents the net amounts payable to certain affiliates as the result of various transactions, including amounts payable under the Agreement and the expense-sharing agreement. These amounts are noninterest bearing, have no defined repayment terms, and are expected to be repaid periodically using current available cash balances or through future profits earned by the Company.

The amount due from affiliated companies represents the net amounts receivable from certain affiliates as a result of various transactions, including amounts receivable under the expense-sharing agreement. These amounts are noninterest bearing, have no defined repayment terms, and are expected to be repaid periodically to the Company by its affiliates primarily using their available cash balances.

(7) Employee Benefit Plans

The Company participates in the Parent Company's defined contribution 401(k) plan (the 401(k) Plan). All employees with at least three months of continuous service are eligible to participate and may contribute up to 60% of their compensation up to the annual limit set by the Internal Revenue Service. Employer matching contributions are discretionary, as defined in the 401(k) Plan, and are vested 20% for each year of service.

(8) Income Taxes

As of March 31, 2024, the Company had income tax payable of $11.7 million included in accounts payable and accrued liabilities, pertaining to federal and certain state jurisdictions. Tax payable balances are settled periodically through cash transfers to the Parent Company. The Company is no longer subject to United States federal tax examinations for tax returns prior to 2021 or state and local tax examinations prior to 2020.

Deferred income tax assets and liabilities are recorded when revenues and expenses are recognized in different periods for financial and income tax reporting purposes. The temporary differences that created deferred income tax assets and liabilities are as follows as of March 31, 2024 (in thousands):

TRADESTATION SECURITIES, INC.

Notes to Statement of Financial Condition

March 31, 2024

Deferred tax assets:		
Accrued expenses and other	$	885
Lease liability		519
Unrealized gain/(loss)		508
Federal benefit of state income taxes		288
Software development costs		112
Hurricane credit		55
Total deferred tax assets		2,367
Deferred tax liabilities:		
Right-of-use asset		(438)
Prepaids		(460)
Property and equipment, net		(76)
Total deferred tax liabilities		(974)
Deferred tax asset/(liability), net	$	1,393

No valuation allowance was recorded for deferred tax assets as of March 31, 2024. Management believes that all deferred tax assets are more likely than not of being realized. The future benefit of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the projected future taxable income, the scheduled reversal of deferred tax liabilities and tax planning strategies in making this assessment.

The following table summarizes the activity related to the Company's unrecognized tax benefits (in thousands):

Beginning balance	$	1,559
Increases related to positions taken during the current year		401
Decreases related to tax positions taken during a prior period		(683)
Decreases as a result of the lapse of the applicable statute of limitations		(69)
Ending balance	$	1,208

The gross amount of the unrecognized tax benefits that, if recognized, would affect the Company's effective tax rate was $1.6 million, inclusive of $0.4 million of potential penalties and interest, as of March 31, 2024, and are reported as a component of accounts payable and accrued liabilities on the statement of financial condition.

(9)   Net Capital Requirements

The Company is subject to the net capital requirements of the SEC's Uniform Net Capital Rule (SEA Rule 15c3-1) and the CFTC Minimum financial requirements for futures commissions merchants (CEA Regulation 1.17).

Under these rules, the Company calculates its net capital requirements using the "alternative method," which requires the maintenance of minimum net capital, as defined by the rules, equal to the highest of: (i) $1,500,000; (ii) 8.0% of the total commodities risk margin requirement for all positions carried in customer and non-customer accounts; or (iii) 2.0% of aggregate customer debit items. At March 31, 2024, the Company had net capital of

$218.1 million (83.17% of aggregate debit items), which was $204.6 million in excess of its required net capital of $13.5 million.

(10) Fair Value

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company uses quoted prices in active markets to measure the fair value of assets. The following table summarizes the assets measured at fair value on a recurring basis in the Company's statement of financial condition as of March 31, 2024 (in thousands):

	Level 1	Level 2	Level 3	Total Fair Value
Investments segregated in compliance with federal regulations [1]	$ 571,397	$ —	$ —	$ 571,397
Receivables from brokers, dealers, clearing organizations, and clearing agents [2]	26,585	—	—	26,585
Other assets [3]	7,150	—	—	7,150
Total assets measured at fair value	$ 605,132	$ —	$ —	$ 605,132

[1] Investments segregated in compliance with federal regulations primarily include U.S. Treasuries.

[2] Receivables from brokers, dealers, clearing organizations and clearing agents include U.S. Treasuries pledged as margin collateral with the clearing organizations.

[3] Other assets primarily include firm owned U.S. Treasury and shares of ICE common stock (NYSE-listed equity security).

Assets and Liabilities Not Measured at Fair Value on a Recurring Basis

Cash and cash equivalents, cash segregated in compliance with federal regulations, securities borrowed and securities loaned: The carrying value of these short-term financial instruments are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk, have open/continuous or short-term maturities, and carry interest rates that approximate market rates. Under the fair value hierarchy, cash and cash equivalents and cash segregated in compliance with federal regulations are classified as Level 1 and securities borrowed and securities loaned are classified as Level 1.

Receivables from/payables to brokers, dealers, clearing organizations and clearing agents, receivables from/ payables to brokerage customers, accounts payable and accrued liabilities, and due to/due from affiliated companies: These financial instruments include cash deposited with clearing organizations and agents, margin loans to customers and customer cash deposits, and various other receivables/payables of a similar nature. These financial instruments are recorded at amounts that approximate fair value and are classified as Level 1 under the fair value hierarchy.

(11) Leases

The Company records ROU assets, net in other assets, and lease liabilities are recorded in accounts payables and accrued liabilities in the accompanying statement of financial condition. The following table details the amounts reported in the statement of financial condition as of March 31, 2024 (in thousands):

ROU assets, net	$ 1,767
Lease liabilities	$ 2,105

The Company is obligated under non-cancelable operating leases for its Chicago office expiring in February 2027 and its New York office expiring in March 2029. The following table presents supplemental lease information as of March 31, 2024:

Weighted average of remaining lease term (years)	3.65
Weighted average discount rate	3.94%

Future minimum lease payments as of March 31, 2024, under all operating leases, are as follows (in thousands):

Year ended March 31,	
2025	635
2026	653
2027	630
2028	173
2029	177
Thereafter	—
Total lease payments	2,268
Less: imputed interest	(163)
Present value of lease liabilities	$ 2,105

(12) Securities Borrowed and Loaned

With respect to securities borrowed transactions, decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company has established policies and procedures for mitigating credit risk on securities borrowed transactions, including requiring credit approvals, establishing limits and thresholds for credit exposure, and continually assessing the creditworthiness of the counterparties. The Company minimizes the credit risk associated with these activities by monitoring the collateral values daily and requiring cash to be returned as needed to ensure full collateralization. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables.

The Company loans securities temporarily to other broker-dealers in connection with its broker-dealer business. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its client obligations. The Company seeks to mitigate this risk by requiring credit approvals, establishing limits and thresholds for credit exposure, and continually assessing the creditworthiness of the counterparties. Additionally, the Company monitors the value of securities loaned daily and requires additional cash collateral as needed to ensure full collateralization.

The Company's securities borrowing, and securities lending transactions are transacted under master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course, as well as offsetting of all contracts with a given counterparty in the event of a bankruptcy or default of one of the two parties to the transaction. The Company seeks to minimize this risk by continually reviewing the credit quality of its counterparties.

The Company does not offset securities borrowing and securities lending transactions within the statement of financial condition. The following table presents information about these transactions to evaluate the potential effects of rights of offset between these recognized assets and liabilities as of March 31, 2024 (in thousands).

	Gross amounts of assets and liabilities recognized	Gross amounts offset in the statement of financial condition	Net amounts presented in the statement of financial condition	Amounts not offset in the statement of financial condition Collateral received or pledged (including cash)	Net amount
Assets:					
Securities borrowed [1] $	316,250 $	— $	316,250 $	(290,847) $	25,403
Liabilities:					
Securities loaned $	292,113 $	— $	292,113 $	(265,483) $	26,630

[1] Securities borrowed includes approximately $80 million in relation to the Company's FPL program.

Included in securities borrowed is $22.7 million and included in securities loaned is $58.8 million transacted through a program with a clearing organization, which guarantees the return of cash to the Company.

(13) Line of Credit

The Company has established a $25.0 million line of credit with BMO Bank N.A., to have available if needed to provide additional liquidity to the Company. The loan is payable on demand plus interest and is collateralized by securities or U.S. Treasuries owned by the Company. As of March 31, 2024, there were no amounts outstanding under this line of credit.

(14) Commitments and Contingencies

Litigation and Claims

The Company accrues a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the matter is close to resolution. In view of the inherent difficulty of predicting the outcome of such matters, the Company cannot determine the probability or estimate what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess these matters and believes, in conjunction with consultation with outside counsel that based on information available to it, that the resolution of these matters will not have a material adverse effect on its statement of financial condition.

The Company is engaged in regulatory matters, including investigations and enforcement, as well as regulatory exams that could result in investigations and enforcement, and routine civil litigation, such as customer arbitrations and reparation proceedings and, from time to time, actions brought by former employees relating to termination of employment. Pending regulatory investigations and enforcement actions could ultimately result in a censure and/or fine, and such other civil litigation could result in judgments or settlements for damages and other relief.

While no assurances can be given, the Company does not believe that the ultimate outcome of any such pending regulatory or civil matters will result in a material, adverse effect on the Company's business or financial condition.

General Contingencies and Guarantees

In the ordinary course of business, there are various contingencies that are not reflected in the statement of financial condition. These include customer activities involving the execution, settlement and financing of various customer securities and futures transactions. These activities may expose the Company to off-balance sheet credit risk in the event the customers are unable to fulfill their contractual obligations.

In margin transactions, the Company may be obligated for credit extended to its customers by the Company or its clearing agents. In connection with securities activities, the Company also executes customer transactions involving the sale of securities not yet purchased (short sales), all of which are transacted on a margin basis subject to federal, self-regulatory organization and individual exchange regulations and the Company's internal policies.

The customers' financing and securities settlement activities may require the Company and its clearing agents to pledge customer securities as collateral in support of various secured financing sources, which may include bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of needing to acquire the securities at prevailing market prices in order to satisfy its obligations. The Company seeks to manage this risk by monitoring the market value of securities pledged on a daily basis.

The Company provides guarantees to its clearing organization and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to a clearing organization or exchange, other members would be required to meet the shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, management believes that the possibility of the Company being required to make payments under these arrangements is remote. Accordingly, no liability has been recorded for these potential events.

(15) Subsequent Events

The Company has evaluated events and transactions occurring subsequent to March 31, 2024, as of May 24, 2024. Management believes that no material events have occurred since March 31, 2024, that require recognition or disclosure in the statement of financial condition.